Luna Technologies International, Inc.
                                61 B Fawcett Road
                           Coquitlam, British Columbia
                                 Canada, V3K 6V2

                                   May 1, 2006


VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Amendment No. 1 to Registration Statement on Form SB-2 (the "Company") Filed April 28, 2006
      File No. 333-131474

Ladies and Gentlemen:

         The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 filed with the Commission on April 28, 2006 (File No. 333-127613) (the "Registration Statement"). The Amendment No. 1 was filed erroneously as an amendment to a previously withdrawn SB-2.

         If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

         Thank you for your assistance in this matter.


                                        LUNA TECHNOLOGIES INTERNATIONAL, INC.

                                        By:  /s/ Kimberly Landry
                                             --------------------------------
                                             Kimberly Landry
                                             Chief Executive Officer